m+ funds Trust

c/o Cowen Prime Services, LLC

599 Lexington Avenue

New York, New York 10022

February 13, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	m+ funds Trust, Series 6-4, Defined Preservation Fund Amendment No. 2 to Form S-6 File No. 333- 235760; ICA File No. 811-23503

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) we, m+ funds Trust (the “Registrant”), and Cowen Prime Services, LLC, the principal underwriter of the Registrant, respectfully request acceleration of Amendment No. 2 to the Registrant’s Registration Statement on Form S-6 (the “Amendment”) to 12:00 noon on February 13, 2020, or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940.

m+ FUNDS TRUST		COWEN PRIME SERVICES, LLC

By: Cowen Prime Services, LLC		As Depositor

By:	/s/ Jack Siebald	By:	/s/ Jack Siebald
	Name: Jack Siebald		Name: Jack Siebald
	Title: Managing Director		Title: Managing Director